Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 14, 2019, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Offeror will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Offeror cannot do so, the Offeror will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Smart & Final Stores, Inc.

at

$6.50 Per Share, Net in Cash

Pursuant to the Offer to Purchase dated May 14, 2019

by

First Street Merger Sub, Inc.

a wholly owned subsidiary of

First Street Parent, Inc.

First Street Merger Sub, Inc., a Delaware corporation (the “Offeror” or “we”), and a wholly owned subsidiary of First Street Parent, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Smart & Final Stores, Inc., a Delaware corporation (“Smart & Final”), at a purchase price of $6.50 per Share, net to the holders thereof, payable in cash, without interest and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON JUNE 17, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent, through the Offeror, to acquire control of, and ultimately the entire equity interest in, Smart & Final. Parent and the Offeror are controlled by certain equity funds managed by Apollo Management IX, L.P., a Delaware limited partnership (“Management IX”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of April 16, 2019, by and among Smart & Final, Parent and the Offeror (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into Smart & Final, with Smart & Final surviving as a wholly owned subsidiary of Parent (the “Merger”), and each issued and outstanding share of Common Stock (other than (a) Shares owned by Smart & Final as treasury stock, (b) Shares owned by Parent, the Offeror or their respective subsidiaries, (c) Shares tendered in the Offer and (d) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (“DGCL”)) will, at the effective time of the Merger, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, the Shares will cease to be publicly traded, and Smart & Final will become a wholly owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the related financing, are collectively referred to as the “Transactions.” The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Smart & Final; Transaction Documents” of the Offer to Purchase.

On April 16, 2019, Ares Corporate Opportunities Fund III, L.P. and Ares Corporate Opportunities Fund IV, L.P. (collectively, the “Ares Stockholders”), entered into a Tender and Support Agreement with Smart & Final, Parent and the Offeror (as it may be amended from time to time, the “Support Agreement”), pursuant to which the Ares Stockholders agreed to tender all Shares now held or hereafter acquired by them in the Offer, subject to the terms and conditions set forth in the Support Agreement. As of the date of the Support Agreement, the Ares Stockholders held approximately 58% of the Shares then outstanding.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the following: (a) Shares having been validly tendered and not validly withdrawn, excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” “by the depository” (as such terms are defined by Section 251(h)(6) of the DGCL) that represent, together with any Shares then owned by the Offeror or its affiliates (as such term is defined in Section 251(h)(6) of the DGCL), at least one Share more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (b) the accuracy of Smart & Final’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Material Adverse Effect qualifiers) including, without limitation, a representation as to the absence, since the date of the Merger Agreement, of any event, occurrence, development, violation, inaccuracy, circumstance or other matter that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“Purpose of the Offer and Plans for Smart & Final; Transaction Documents”) (the “Representations Conditions”); (c) Smart & Final’s performance of its obligations under the Merger Agreement in all material respects (the “Covenants Condition”); (d) the expiration or early termination of the waiting period applicable to the Offer and the Merger (the “HSR Clearance”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and approval from the Mexican Federal Economic Competition Commission or the Mexican Federal Institute of Telecommunications shall have been obtained or deemed to have been obtained pursuant to Article 90 (V) of the Mexican Federal Economic Competition Law (the “Mexican Antitrust Approval,” and together with the HSR Clearance, the “Regulatory Condition”); (e) the Offeror and Parent having received a certificate executed on behalf of Smart & Final by its Chief Executive Officer or Chief Financial Officer confirming that the Representations Conditions and the Covenants Condition have been duly satisfied (the “Officer Certificate Condition”); (f) the absence of any temporary restraining order, preliminary or permanent injunction or other order or action taken or legal requirement by any governmental body which prevents the consummation of the Offer or the Merger (the “Restraint Condition”); (g) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”); and (h) the completion of a 17 consecutive day marketing period (subject to certain blackout periods described in the Merger Agreement) for the debt financing (the “Marketing Period”) in accordance with the Merger Agreement (the “Marketing Period Condition”).

The Offer will expire at the Expiration Date. The term “Expiration Date” means 5:00 p.m. New York City Time on June 17, 2019, unless the Offeror, in accordance with the Merger Agreement, has extended the offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire. Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Date, and, if not previously accepted for payment at any time, after July 13, 2019 pursuant to Securities and Exchange Commission (“SEC”) regulations.

The Board of Directors of Smart & Final (the “Smart & Final Board”) has unanimously (a) determined that the Merger Agreement and the Transactions are fair to and in the best interests of Smart & Final and its stockholders, (b) declared it advisable for Smart & Final to enter into the Merger Agreement, (c) approved the execution, delivery and performance by Smart & Final of the Merger Agreement and the consummation of the Transactions, (d) agreed that the Merger should be effected pursuant to Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of Smart & Final accept the Offer and tender their Shares to the Offeror pursuant to the Offer. For the reasons described in Smart & Final’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer, the Smart & Final Board has unanimously recommended that Smart & Final’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

If the Offer is consummated, the Offeror and Smart & Final will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, consummate the Merger under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of Smart & Final as soon as practicable following the consummation of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares in the Offer (unless another date is agreed to in writing by Parent and Smart & Final). Pursuant to the Merger Agreement, the consummation of the Offer and the consummation of the Merger will occur on the same day (unless otherwise agreed by Parent and Smart & Final).

Subject to the terms and conditions of the Merger Agreement, and provided that the Merger Agreement has not been terminated in accordance with its terms, if at the scheduled Expiration Date of the Offer any of the conditions to the Offer have not been satisfied or waived, Parent will cause the Offeror to extend the Offer to permit the satisfaction of all Offer Conditions (as set forth in Section 13—“Conditions of the Offer” of the Offer to Purchase, the “Offer Conditions”), except that, if the sole remaining unsatisfied Offer Condition is the Minimum Condition, the Offeror will not be required to extend the Offer for more than two occasions of 10 business days each (or such other duration as Parent and Smart & Final may agree). If the debt financing is not available at the scheduled Expiration Date of the Offer and all the Offer Conditions are satisfied, the Offeror may, subject to certain conditions, extend the Offer for successive periods of five business days each (or such other duration as Parent and Smart & Final may agree). The Merger Agreement also provides that, if the Merger Agreement has not been terminated in accordance with its terms, the Offeror will extend the Offer for any period required by any applicable law, interpretation or position of the SEC or its staff or the New York Stock Exchange.

The Offeror is not, however, required or permitted (without the consent of Smart & Final) to extend the Offer or the Expiration Date beyond the earlier to occur of (a) the date of the valid termination of the Merger Agreement and (b) two days prior to the End Date. The “End Date” is August 16, 2019, except that, if the Regulatory Condition has not been satisfied as of such date, the End Date will be automatically extended to October 16, 2019. Additionally, if the Marketing Period has commenced, but the Shares tendered in the Offer have not been accepted for payment, then the End Date will be automatically extended to the date that is five business days following the then-scheduled end date of the Marketing Period (which will not be later than September 26, 2019, or, if the End Date has been extended due to the Regulatory Condition not having been satisfied, November 8, 2019).

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. New York City Time on the next business day after the day on which the Offer was scheduled to expire.

The Offeror expressly reserves the right (but is not obligated) to increase the Offer Price, waive any Offer Condition or make any other changes in the terms and conditions of the Offer; provided that the Minimum Condition and certain other terms and conditions of the Offer described in the Offer to Purchase may be waived or modified by the Offeror only with the prior written consent of Smart & Final.

In order to tender your Shares in the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary and Paying Agent prior to the expiration of our Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Offeror and transmitting those payments to the tendering stockholders. The Offeror will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary and Payment Agent of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary and Payment Agent’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to their Shares are actually received by the Depositary and Payment Agent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, and if not previously accepted for payment at any time, after July 13, 2019, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, in each case only in accordance with the procedures described in Section 4—“Withdrawal Rights” of the Offer to Purchase; otherwise, the tender of Shares pursuant to the Offer is irrevocable. For your withdrawal of Shares to be effective, a written (or, with respect to Eligible Institutions (as defined in the Offer to Purchase), a facsimile transmission) notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the return of the Shares. If you tender Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

All questions as to the form and validity (including time of receipt) of a tender or a notice of withdrawal will be determined by the Offeror, in its reasonable discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. No tender or withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, Okapi Partners LLC (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any tender of Shares or notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Date.

The receipt of cash in exchange for Shares pursuant to the Offer and the Merger generally will be taxable for U.S. federal income tax purposes, generally will be taxable under applicable state and local tax laws, and may be taxable under other tax laws. All Smart & Final stockholders should consult with their tax advisors as to the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Upon the request of the Offeror, Smart & Final has provided to the Offeror its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and Smart & Final’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of Smart & Final’s Board of Directors and the reasons therefor) contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at the Offeror’s expense. Neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036

Bankers and Brokers Call: (212) 297-0720
Others Call Toll Free: (888) 785-6709

Email: info@okapipartners.com

May 14, 2019